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                                                                   EXHIBIT 12(a)


                             D&N CAPITAL CORPORATION
                Computation of ratio of earnings to fixed charges


                                              2000       1999
                                             -----------------
                                       (In thousands, except ratio)

Net income                                   $3,898     $3,724

Fixed charges:
         Advisory fees                          125        125

Total fixed charges                             125        125

Earnings before fixed charges                $4,023     $3,849

Fixed charges, as above                      $  125     $  125

Ratio of earnings to fixed charges             32.2       30.8

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